UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

Date of report (Date of earliest event reported):         May 6, 2020

CONTACT GOLD CORP.

(Exact Name of Registrant as Specified in Charter)

Nevada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A:  Common Stock, $0.001 par value

Item 8.  Certain Unregistered Sales of Equity Securities

On May 5, 2020, Contact Gold Corp. (the "Company") announced closing of the second tranche (the "Second Tranche") of a non-brokered private placement (the "Offering"). Closing of the Second Tranche of the Offering resulted in the issuance of an additional 3,350,000 units ("Units") at a price of $0.10 per Unit for gross proceeds of $335,000.  In aggregate with the closing of the first tranche of the Offering, announced April 24, 2020, the Company has issued 10,870,000 Units, for gross proceeds of $1,087,000.  The Company also announced that the expected closing of a third tranche of the Offering was expected on or about May 11, 2020.

Each Unit consists of one common share of the Company (a "Common Share") and one Common Share purchase warrant (a "Warrant"), with each Warrant entitling the holder to purchase an additional Common Share at a price of $0.15 per share for a period of 24 months from the closing date (the "Expiry Date").  In the event that at any time between four months and one day following the closing date and the Expiry Date, the Common Shares trade on the TSX Venture Exchange (the "TSXV") at a closing price which is equal to or greater than $0.30 for a period of ten consecutive trading days, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and in such case the Warrants will expire on the 30th day after the date such notice is provided.

The Units were offered and sold pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended (the "U.S. Securities Act"), and without qualification under Regulation A.  Units were offered and sold: (a) outside the United States to non-U.S. persons pursuant to Rule 903 of Regulation S under the U.S. Securities Act and (b) in the United States to "accredited investors" (as defined in Rule 501(a) of Regulation D) pursuant to Rule 506(b) of Regulation D under the U.S. Securities Act.

Net proceeds of the Offering are expected to be used to undertake further drilling at Contact Gold's Green Springs & Pony Creek gold projects located in Nevada, and for general working capital.

In connection with the closing of the first tranche of the Offering, the Company paid an aggregate of $9,300 in cash finders' fees to eligible finders.

Mr. John Dorward is an insider of the Company.  As of April 23, 2020, immediately prior to the closing of this first tranche of the financing, Mr. Dorward directly and indirectly held an aggregate of 772,834 Common Shares and convertible securities entitling Mr. Dorward to acquire an additional 801,609 Common Shares, representing approximately 0.84% of the issued and outstanding Common Shares, and approximately 1.70% of the number of issued and outstanding Common Shares on a partially diluted basis assuming exercise of such convertible securities only.  Pursuant to the financing, Mr. Dorward subscribed for an aggregate of 250,000 Common Shares at a price of $0.10 per Unit.  Following the closing of the financing, Mr. Dorward indirectly and directly holds an aggregate of 1,022,834 Common Shares, and Warrants entitling Mr. Dorward to acquire up to an additional 250,000 Common Shares, representing approximately (i) 1.07% of the issued and outstanding Common Shares post-closing, (ii) approximately 1.90% of the outstanding Common Shares on a partially diluted basis, assuming conversion and exercise of the convertible securities only; and (iii) approximately 2.15% of the outstanding number of Common Shares on a partially diluted basis assuming conversion only his convertible securities and his Warrants for the maximum number of Common Shares.

Mr. Mark Wellings is an insider of the Company.  As of April 23, 2020, immediately prior to the closing of this first tranche of the financing, Mr. Wellings indirectly held an aggregate of 804,166 Common Shares and convertible securities entitling Mr. Wellings to acquire an additional 525,000 Common Shares, representing approximately 0.87% of the issued and outstanding Common Shares, and approximately 1.64% of the number of issued and outstanding Common Shares on a partially diluted basis assuming exercise of such convertible securities only.  Pursuant to the financing, Mr. Wellings indirectly subscribed for an aggregate of 200,000 Common Shares at a price of $0.10 per Unit.  Following the closing of the financing, Mr. Wellings directly and indirectly holds an aggregate of 1,004,166 Common Shares, and Warrants entitling Mr. Wellings to acquire up to an additional 200,000 Common Shares, representing approximately (i) 1.05% of the issued and outstanding Common Shares post-closing, (ii) approximately 1.79% of the outstanding Common Shares on a partially diluted basis, assuming conversion and exercise of the convertible securities only; and (iii) approximately 2.00% of the outstanding number of Common Shares on a partially diluted basis assuming conversion only his convertible securities and his Warrants for the maximum number of Common Shares.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:  /s/ John Wenger
John Wenger, Chief Financial Officer

Date  May 6, 2020